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DERMA SCIENCES, INC.

2000 Annual Report

214 Carnegie Center, Suite 100
Princeton, New Jersey
800-825-4325

Description of Business

Overview

        Derma Sciences, Inc. (“Derma Sciences”) was incorporated under the laws of Colorado on September 10, 1984. On June 3, 1996 Derma Sciences changed its state of domicile to Pennsylvania. In September, 1998, pursuant to an Agreement and Plan of Merger dated as of July 8, 1998, Derma Sciences acquired Genetic Laboratories Wound Care, Inc. (“Genetic Labs”) by means of a tax-free reorganization whereby Genetic Labs became a wholly-owned subsidiary of Derma Sciences. In December, 1999, pursuant to an Agreement and Plan of Merger dated December 27, 1999, Genetic Labs was merged into Derma Sciences by means of a tax-free reorganization whereby the separate corporate existence of Genetic Labs ceased.

        In 1998, Derma Sciences purchased the stock of Sunshine Products, Inc. ("Sunshine Products") in a cash transaction. As a result of the stock purchase, Sunshine Products became a wholly-owned subsidiary of Derma Sciences.

        Derma Sciences and its subsidiary Sunshine Products are referred to collectively as the "Company." The Company's executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey.

        The Company engages in the marketing and sale of three dermatological products lines: (1) sprays, ointments and dressings for the management of chronic non-healing skin ulcerations such as pressure, diabetic and venous ulcers, surgical incisions and burns; (2) wound closure strips, specialty fasteners and net dressings; and (3) skin care products and disinfectants.

The Company's Markets

Chronic Wound Care

        The Company markets chronic wound care, incontinent care and related products both to extended care facilities, such as nursing homes, rehabilitation centers, hospitals and home healthcare agencies, and to retail and “closed door” pharmacies. Chronic wounds, unlike acute wounds which heal within a natural timeframe, may linger for weeks, months or years and may defy all traditional attempts at treatment.

        The most common chronic wounds are: (1) bedsores (decubitus ulcers) which result from prolonged pressure on the skin impairing the blood supply to the affected area; (2) venous ulcers which result from poorly functioning veins; and (3) diabetic leg ulcers. Traditional techniques for the treatment of chronic wounds have principally involved cleansing and debriding the wound (removing infected and dead tissue), controlling infection with antibiotics and protecting the wound. However, the foregoing treatments are passive in nature and do not stimulate or accelerate wound healing. Many of the Company’s chronic wound care products seek to provide an environment conducive to wound healing by addressing, in addition to healing factors such as protection and infection control, additional healing factors such as vitamins, minerals, zinc, moisture, pH balance and nutrition.

Wound Closure Strips, Fasteners and Net Dressings

        The Company markets wound closure strips, nasal tube fasteners and a variety of catheter fasteners to doctors, clinics, nursing homes and hospitals. These wound closure strips eliminate the need for sutures on the surface of many surgical wounds, decrease the incidence of scarring and infection and promote wound healing. In contrast to the characteristics of surgical tapes, these wound closure strips yield to the movement of the skin thereby reducing traction blisters at the wound site. In additional, these wound closure strips provide excellent adherence, optimum surgical wound security and protection from irritation and skin shearing.

        The Company’s nasal tube and catheter fasteners facilitate attachment of suction tubes, feeding tubes, urinary catheters, gastrostomy tubes, wound drainage systems, IV’s and chest tubes. These fasteners incorporate dynamic tape-to-skin adhesion which minimizes irritation, blistering and skin shear. Further, the fasteners’ single piece construction permits adoption of rapid and standardized attachment procedures. The Company’s woven elastic net dressings reduce dressing time, allow for proper ventilation of the wound site and hold the dressing in place.

Personal Skin Care

        The Company markets general purpose and specialized skin care products to nursing homes, hospitals, home healthcare agencies and other institutions. These products include antibacterial skin cleansers, soaps, hair and body washes, lotions, body oil and moisturizers. The Company’s skin care products are designed to enable customers to implement and maintain successful skin care/hygiene programs.

Directors and Executive Officers

        The directors and executive officers of the Company are:

Name                                     Age     Position held with the Company
- ----                                     ---     ------------------------------

Edward J. Quilty (1)(2)..............    50      Chairman, President and Chief Executive Officer
Mary C. Antensteiner.................    42      Executive Vice President - Sales and Marketing
John E. Yetter, CPA..................    48      Vice President and Chief Financial Officer
Stephen T. Wills, CPA, MST (2).......    44      Director
Srini Conjeevaram (1)(2)(3)..........    42      Director
Timothy J. Patrick (1)...............    42      Director
Mary G. Clark, RN....................    68      Director
- ---------------
(1)  Member of the Compensation Committee.
(2)  Member of the Nominating Committee.
(3)  Member of the Audit Committee.

Market for Common Equity and Related Shareholder Matters

        The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol "DSCI.OB." The Common Stock is also traded on the Boston and Pacific Stock Exchanges under the symbol "DMS." The Company's Common Stock commenced trading on May 13, 1994. The following table sets forth the high and low bid prices for the Company's Common Stock and, where applicable, as adjusted for a 1:5 stock split implemented on August 2, 1999:

           Quarter Ended                     High          Low
           -------------                     ----          ---

           March 31, 1999                    $4.06        $3.13
           June 30, 1999                     $4.06        $2.03
           September 30, 1999                $2.03        $0.50
           December 31, 1999                 $2.63        $0.88
           March 31, 2000                    $4.56        $1.81
           June 30, 2000                     $2.00        $0.56
           September 30, 2000                $1.50        $0.50
           December 31, 2000                 $1.25        $0.44

        The stock prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There is no public market for the Company's preferred stock.

        As of the close of business on March 22, 2001, there were 1,221 holders of record of the Common Stock.

        The Company has paid no cash dividends in respect of its Common Stock and does not intend to pay cash dividends in the near future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference to Consolidated Financial Statements

         Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s consolidated financial statements and notes to consolidated financial statements set forth below under Item 7.

Results of Operations

        Net sales decreased $815,545, or 7.9%, in 2000 to $9,566,134 from $10,381,679 in 1999. Gross profit margins declined to 48.5% in 2000 from 57.1% in 1999 and operating expenses decreased $2,305,301, or 27.7%, in 2000 to $6,017,690 from $8,322,991 in 1999. Net losses declined $968,835, or 40.3%, in 2000 to $1,437,471 from $2,406,306 in 1999.

Sales Overview

        The Company’s sales are derived from its wound care, wound closure-fasteners and skin care product lines. Wound care sales consist mainly of Dermagran ointment and spray and hydrophilic wound dressings. Wound closure-fastener sales consist primarily of wound closure strips and catheter fasteners. Skin care sales consist of body washes, shampoos, incontinent care products, skin conditioners, disinfectants and deodorizers.

        Gross sales are adjusted for trade rebates, cash discounts and Medicaid rebates to derive net sales. Gross to net sales adjustments comprise the following:

                                             Year Ending December 31,
                                          -----------------------------
                                          2000                     1999
                                          ----                     ----

     Gross sales                     $10,879,234              $11,216,653

     Trade rebates                    (1,054,042)                (579,815)
     Cash discounts                     (191,040)                (157,355)
     Medicaid rebates                    (68,018)                 (97,804)
                                         --------                 --------

     Net Sales                       $ 9,566,134              $10,381,679
                                      ==========               ==========

        Trade rebates increased significantly in 2000 versus 1999. The increase reflects an increase in the level of non-standard contract pricing due to a competitive marketplace and an exclusive two year supply contract with a large nursing home chain implemented in the later half of 1999 at discounted prices. Cash discounts increased due to the extension of more favorable discount terms to accelerate cash flow. Medicaid rebates declined due to lower sales and declining prices.

        The following table presents net sales by product line expressed in dollars and percentage change:

                                     Year Ended December 31,
                                     -----------------------
     Product Line                    2000               1999               Variance
     ------------                    ----               ----        --------------------

     Wound care                  $2,593,160         $3,478,031      ($884,871)   (25.4)%
     Wound closure-fasteners      2,989,137          3,186,902       (197,765)    (6.2)%
     Skin care                    3,983,837          3,716,746        267,091      7.2%
                                  --------           ---------        -------

         Total                   $9,566,134         $10,381,679     ($815,545)    (7.9)%
                                 ==========         ===========     ==========

        Net Sales declined $815,545, or 7.9%, in 2000 versus 1999. Wound care sales declined $884,871, or 25.4%, due principally to market price erosion and the loss of a major account. Wound care sales were also adversely impacted in the short term by the downsizing of the direct sales force in early 2000 and the transition to greater reliance on manufacturer’s representatives. Wound closure-fastener sales declined $197,765, or 6.2%, due to domestic and international market price erosion and lower volume associated with an increasingly competitive market. Skin care sales increased $267,091, or 7.2%, in 2000 due principally to an exclusive supply agreement with a large nursing home chain. This agreement was in force throughout 2000 as opposed to seven months in 1999.

Net Sales, Cost of Sales and Gross Profit

        The Company's net sales, cost of sales, gross profit and gross profit margins for 2000 and 1999 are outlined in the table below:

                                Year Ended December 31,
                                -----------------------
                            2000                        1999                  Variance
                  --------------------     ---------------------     ----------------------

Net sales         $9,566,134    100.0%     $10,381,679    100.0%     ($  815,545)    (7.9)%
Cost of sales      4,922,318     51.5%       4,452,784     42.9%        (469,534)   (10.5)%
                   ---------     -----       -------       -----        ---------

Gross profit      $4,643,816     48.5%      $ 5,928,895    57.1%     ($1,285,079)   (21.7)%
                  ===========    =====      ===========    =====     ============

        Gross profit decreased $1,285,079, or 21.7%, to $4,643,816 in 2000 from $5,928,895 in 1999. Lower overall sales volumes, price erosion, unfavorable product mix, product cost increases and an increase in the inventory obsolescence reserve were contributing factors to the gross profit decline.

        Product line net sales as a percentage of total net sales, together with the gross profit percentages attributable to each line, are outlined below:

                                                                Percentage of
                                                               Total Net Sales
                                                               ---------------
   Product Line                Gross Profit Percentage        2000         1999
   ------------                -----------------------        ----         ----

   Wound care                          50% - 70%              27.1%        33.5%
   Wound closure-fasteners             40% - 60%              31.2%        30.7%
   Skin care                           25% - 45%              41.7%        35.8%
                                                              ----         -----

                                                             100.0%       100.0%
                                                             ======       ======

        In 2000, lower margin skin care products constituted a larger percentage of net sales at the expense of higher margin wound care products. This shift in product mix had a negative impact both on the Company’s gross profits and gross profit margin. In July 2000, the Company granted a major distributor the exclusive right to market the Company’s catheter fasteners to hospitals. This agreement resulted both in higher fastener sales volume and lower prices. Thus, while positively impacting gross profits, the distribution agreement had the effect of reducing the Company’s gross profit margin.

        Inventory cost increases ranging from 3% to 7% for the contract manufactured wound care and wound closure-fastener lines also contributed to reduce gross profit margins. Skin care line material costs were essentially flat while labor and overhead costs were up slightly due to operational inefficiencies. Freight costs to ship product to customers included in cost of sales was $497,797 and $326,004 in 2000 and 1999, respectively. The significant increase in outbound freight costs is attributable to a sales mix shift towards freight intensive skin care sales in 2000, inefficiencies associated with backorders of skin care products and higher overall freight costs due to higher petroleum prices. Gross profit margins were also adversely impacted in 2000 by an increase in the inventory obsolescence reserve of $118,000.

Operating Expenses

        Operating expenses decreased $2,305,301, or 27.7%, to $6,017,690 in 2000 from $8,322,991 in 1999. Restructuring of the sales and marketing operations together with implementation of company-wide cost reduction initiatives were responsible for the decrease. A summary of selling, marketing and general administrative expenses for 2000 and 1999 are outlined in the table below:

                                      Year Ended December 31,
                                      -----------------------
     Operating Expense                 2000             1999              Variance
     -----------------                 ----             ----        ----------------------

     Selling                        $2,544,637       $4,157,570     ($1,612,933)   (38.8)%
     Marketing                         640,141        1,221,847        (581,706)   (47.6)%
     General and Administration      2,832,912        2,943,574        (110,662)   (3.8)%
                                     ---------        ---------        ---------

              Total                 $6,017,690       $8,322,991     ($2,305,301)   (27.7)%
                                    ==========       ==========     ============

        Selling expenses decreased $1,612,933, or 38.8%, to $2,544,637 in 2000 from $4,157,570 in 1999. The compensation and benefits component of selling expenses was down $1,005,230, or 40.3%, reflecting a significant reduction in the direct sales force and administrative staff. Consulting, travel and other operating expenses were also down significantly reflecting reorganization of the sales force and general cost containment initiatives.

        Marketing expenses decreased $581,706, or 47.6%, to $640,141 in 2000 from $1,221,847 in 1999. The compensation and benefits component of marketing expenses declined $219,102, or 42.5%, as a result of the reorganization and reduction of marketing personnel. Promotion, travel and other operating expenses also declined as a result of the foregoing reorganization and cost containment efforts.

        General and administrative expenses decreased $110,662, or 3.8%, to $2,832,912 in 2000 from $2,943,574 in 1999. The compensation and benefits component of general and administrative expenses increased $256,780, or 32.4%, due primarily to re-establishment of the headquarters finance staff. Other expenses declined $367,442, or 17.1%, in 2000. Components of this decline were a reduction of $451,968 in legal costs and settlement of a legal fee dispute which generated a credit of $122,000 against legal expenses. Lower overall costs associated with cost containment efforts also contributed. Offsetting these savings were higher bad debt expense of $283,924, higher depreciation/amortization expense of $98,418 and increased headquarters rental expense

Other Expense

        Other expense increased $51,387 to $63,597 in 2000 from $12,210 in 1999. Other expense consists primarily of interest income on the Company’s investment account balance, interest expense associated with the Company’s bank line of credit (secured by the investment account) and accrued interest payable on the Company’s convertible bonds. Other expense increased in 2000 due primarily to increased convertible bond interest expense.

Net Loss

        The Company incurred net losses in 2000 and 1999 of $1,437,471 and $2,406,306, or $0.82 and $1.84 per share, respectively. Included in the 2000 net loss were non-recurring charges of approximately $700,000. These non-recurring charges included restructuring costs of $250,000 and write-downs or write-offs totaling $450,000. These latter related primarily to doubtful accounts, inventory obsolescence and impaired property, plant and equipment.

Liquidity and Capital Resources

        At December 31, 2000 and 1999, the Company had cash and cash equivalents balances of $1,064,165 and $1,221,691, respectively. Cash on hand at December 31, 2000 consisted of general operating cash of $31,064 and cash equivalents of $1,033,101 deposited in a money market investment account. Balances on deposit in the money market investment account earn interest at prevailing market rates. During 2000, interest rates on this account varied between 5.5% and 6.5%.

        The $157,526 decrease in cash and cash equivalents during 2000 resulted from net cash used in operations of $582,655 and cash used to purchase property, plant and equipment of $22,494 offset by $447,623 of cash provided by financing activities. Cash used in operations during 2000 declined $2,135,607, or 79%, to $582,655 from $2,718,262 in 1999. This decline is attributable to the above discussed expense containment measures.

        The Company has a line of credit facility for $1,000,000 which is fully secured by the money market investment account discussed above. On December 31, 2000 and 1999, $640,000 and $650,000, respectively, of this line of credit was outstanding. Interest on the line of credit balance is payable monthly at prime minus 1%. This interest rate was 8.5% at December 31, 2000. The Company utilizes the line of credit for working capital purposes.

        During 2000, the Company received a total of $150,000 and $500,000 from the sale of its Series D Convertible Bonds and Series E Units, respectively. Costs associated with these financing activities were $192,377 resulting in net proceeds of $457,623.

        At December 31, 2000 and 1999, the Company had working capital of $1,865,082 and $2,388,794, respectively. The decline in working capital of $523,712 in 2000 is primarily due to the Company’s net operating losses. During 2000, cash used in/provided by operations experienced a reversal going from a negative $793,186 in the first six months to a positive $210,531 in the last six months of the year.

        At December 31, 2000 and 1999, $475,000 and $1,325,000, respectively, of the Company’s convertible bonds were outstanding. Interest is payable on these bonds at the prime rate. This interest rate was 9.5% at December 31, 2000. Interest on the convertible bonds accrues and is payable upon maturity thereof.

        During 2000, $1,000,000 in aggregate principal amount of convertible bonds was converted to preferred stock. Convertible bond interest expense was $79,976 and $25,577 in 2000 and 1999, respectively. At December

31, 2000 accrued and unpaid convertible bond interest was $105,553. Outstanding convertible bonds in the amount of $475,000 mature January 7, 2002.

        In March 2000, 83,334 shares of Series B Preferred Stock were converted into 83,334 shares of Common Stock. In August 2000, the Company completed a private placement of 666,668 Series E Units in which an aggregate of $500,000 was raised. Each Series E Unit consists of one share of Common Stock and one and one tenth (1.1) warrants to purchase one share of Common Stock at $0.85 per share. In September 2000, 45,000 shares of Common Stock were issued in settlement of trade accounts payable.

        During 2000, the Company implemented steps to improve operating results and cash flow. In April and May, the Company initiated steps to modify its selling strategy and restructure its sales and marketing operations. The direct sales force and corresponding administrative support staff were downsized in favor of greater reliance on manufacturing representatives and specialty dealers. Sales stabilized in the second and third quarters and grew slightly in the fourth quarter.

Nasdaq Stock Market Delisting

        On October 3, 2000 the Company’s Common Stock was delisted from the Nasdaq SmallCap Market for failure to maintain a $1.00 minimum closing bid price for a prescribed ten day trading period. This delisting has become final. Effective October 4, 2000, the Company’s Common Stock commenced trading on the OTC Bulletin Board under the symbol DSCI.OB. The Company maintains its listing on the Boston Stock Exchange and Pacific Stock Exchange.

Convertible Bonds - Postponement of Maturity Date

        As of January 5, 2001, bondholders owning an aggregate of $475,000 of the Company’s Series C and Series D Convertible Bonds, constituting all of the Company’s convertible bonds, extended the maturity date of their bonds from January 7, 2001 to January 7, 2002. In consideration for this maturity postponement, the Company has agreed to accord the bondholders the following consideration: (1) 57,000 shares of the Company’s Common Stock with registration rights, (2) reduction in the “per unit” conversion rate of the Series C and Series D Convertible Bonds remaining outstanding from $0.75 to $0.50, (3) increase in the ratio of preferred stock to warrants comprising the units from one share of preferred stock and one warrant to one share of preferred stock and one and one tenth warrants, and (4) reduction of the exercise price of the warrants from $0.85 per share to $0.57 per share.

        The effect of the foregoing consideration will be to increase the number of Series C Units and Series D Units obtainable upon conversion of the Series C and Series D Convertible Bonds from 33,334 to 50,000 and from 600,000 to 900,000, respectively.

Loss of Major Customer

        Beverly Enterprises, Inc., a large nursing home chain, has declined to exercise its option to renew its exclusive sales contract for the purchase of the Company’s skin care line of products. The term of the contract runs from June 1, 1999 through May 31, 2001. Sales attributable to the Beverly contract were approximately $1,250,000 in 2000 and represented approximately 13% of the Company’s year 2000 sales. Due to aggressive pricing and non-recurring start up costs, net profits derived from the Beverly Contract have been minimal. While non-renewal of the contract will adversely impact sales, no near term adverse impact on profitability is expected.

Forward Looking Statements

        Statements that are not historical facts, including statements about the Company’s confidence, strategies, expectations about new or existing products, technologies, opportunities, market demand or acceptance of new or existing products are forward-looking statements that involve risks and uncertainties. These uncertainties include, but are not limited to, product demand and market acceptance risk, impact of competitive products and prices, product development, commercialization or technological delays or difficulties, and trade, legal, social, financial and economic risks.

Annual Report

        THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH BENEFICIAL HOLDER OF COMMON STOCK ON THE RECORD DATE, UPON WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ANY SUCH REQUEST SHOULD BE MADE IN WRITING TO THE CORPORATE SECRETARY, DERMA SCIENCES, INC., 214 CARNEGIE CENTER, SUITE 100, PRINCETON, NEW JERSEY 08540.

Report of Independent Auditors

Board of Directors
Derma Sciences, Inc.

        We have audited the accompanying balance sheets of Derma Sciences, Inc., as of December 31, 2000 and 1999 and the related statements of operations, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Derma Sciences, Inc., at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 28, 2001

DERMA SCIENCES, INC.

Consolidated Balance Sheets

==================================================================================================
                                                                           December 31,
ASSETS                                                                  2000          1999
- --------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents, including restricted cash of
     $640,000 in 2000 and $650,000 in 1999                      $ 1,064,165           $ 1,221,691
   Accounts receivable, net                                       1,561,633             2,041,099
   Inventories, net                                               1,282,370             1,289,138
   Current portion of officer's note receivable                         -                  19,330
   Prepaid expenses and other current assets                         75,916               223,120
- --------------------------------------------------------------------------------------------------
Total current assets                                              3,984,084             4,794,378

Property and equipment, net                                         204,029               382,542

Other Assets
   Officer's note receivable                                            -                  76,034
   Goodwill and other intangibles, net                            1,392,495             1,548,246
   Other                                                                -                     838
- --------------------------------------------------------------------------------------------------
Total Assets                                                    $ 5,580,608           $ 6,802,038
==================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------------------------
Current Liabilities
   Bank line of credit                                          $   640,000           $   650,000
   Accounts payable                                                 977,080             1,261,620
   Accrued expenses and other
     current liabilities                                            501,922               493,964
- --------------------------------------------------------------------------------------------------
Total current liabilities                                         2,119,002             2,405,584
- --------------------------------------------------------------------------------------------------
Long-Term Liabilities
   Convertible bonds                                                475,000             1,325,000
- --------------------------------------------------------------------------------------------------
Total liabilities                                                 2,594,002             3,730,584
- --------------------------------------------------------------------------------------------------
Shareholders' Equity
   Common stock $.01 par value,
     30,000,000 shares authorized;
     issued and outstanding: 2,120,940
     shares in 2000; 1,325,938 in 1999                               21,209                13,259
   Convertible preferred stock $.01 par
     value; 11,750,000 shares authorized;
     issued and outstanding: 2,189,178
     shares in 2000; 939,188 in 1999                                 21,892                 9,392
   Additional paid-in capital                                    12,130,370            10,798,197
   Accumulated deficit                                           (9,186,865)           (7,749,394)
- --------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                        2,986,606             3,071,454

- --------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                      $ 5,580,608           $ 6,802,038
==================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Operations

==================================================================================================
                                                                      Year Ended December 31,
                                                                     2000                 1999
- --------------------------------------------------------------------------------------------------
Net sales                                                       $ 9,566,134           $10,381,679

Cost of sales                                                     4,922,318             4,452,784
- --------------------------------------------------------------------------------------------------
Gross profit                                                      4,643,816             5,928,895
- --------------------------------------------------------------------------------------------------
Operating expenses                                                6,017,690             8,322,991
Other expense, net                                                   63,597                12,210
- --------------------------------------------------------------------------------------------------
                                                                  6,081,287             8,335,201
- --------------------------------------------------------------------------------------------------
Loss before provision for income taxes                           (1,437,471)           (2,406,306)
Provision for income taxes                                              -                     -
- --------------------------------------------------------------------------------------------------
Net Loss                                                        $(1,437,471)          $(2,406,306)
- --------------------------------------------------------------------------------------------------
Loss per common share basic and diluted                         $      (.82)          $     (1.84)
- --------------------------------------------------------------------------------------------------
Shares used in computing loss per common share                    1,743,717             1,305,928
==================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Cash Flows

==================================================================================================
                                                                     Year Ended December 31,
                                                                    2000                 1999
- --------------------------------------------------------------------------------------------------
Operating Activities
   Net loss                                                     $(1,437,471)          $(2,406,306)
   Adjustments to reconcile net loss to
     net cash used in operating activities
       Depreciation and amortization                                356,758               237,966
       Provision for bad debts                                      299,960               111,400
       Provision for rebates                                        135,000                   -
       Write-off of officer's notes receivable                       95,364                   -
       Provision for inventory obsolescence                         118,000                   -
       Changes in operating assets and liabilities
           Accounts receivable                                       44,506              (774,280)
           Inventories                                             (111,232)              356,418
           Prepaid expenses and other assets                        148,042                 5,558
           Accounts payable                                        (239,540)              227,205
           Accrued expenses and other current liabilities             7,958              (476,223)
- --------------------------------------------------------------------------------------------------
Net cash used in operating activities                              (582,655)           (2,718,262)
- --------------------------------------------------------------------------------------------------
Investing Activities
   Purchases of property and equipment, net                         (22,494)              (84,390)
- --------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (22,494)              (84,390)
- --------------------------------------------------------------------------------------------------
Financing Activities
   Net change in bank line of credit                                (10,000)              350,000
   Proceeds from issuance of convertible
     securities                                                     150,000             1,325,000
   Retirement of treasury stock                                         -                  (1,018)
   Proceeds from issuance of common stock,
     net of issuance costs                                          307,623                   -
   Proceeds from exercise of stock options                              -                  11,809
- --------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           447,623             1,685,791
- --------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                          (157,526)           (1,116,861)

Cash and cash equivalents
   Beginning of year                                              1,221,691             2,338,552
- --------------------------------------------------------------------------------------------------
   End of year                                                  $ 1,064,165           $ 1,221,691
==================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Shareholders' Equity

=============================================================================================================
                                         Convertible                Additional     Accumu-        Total
                                          Preferred     Common        Paid-In       lated      Shareholders'
                                            Stock       Stock         Capital      Deficit       Equity
- -------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                  50,709      62,357     10,696,991     (5,343,088)      5,466,969

Conversion of preferred shares              (3,750)      3,750            -              -               -

One-for-five reverse stock split           (37,567)    (53,037)        90,604            -               -

Exercise of stock options                      -           189         11,620            -            11,809

Retirement of treasury stock,
   at cost                                     -           -           (1,018)           -            (1,018)

Net loss                                       -           -              -       (2,406,306)     (2,406,306)
- -------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                   9,392      13,259     10,798,197     (7,749,394)      3,071,454

Conversion of preferred shares                (833)        833            -              -               -

Issuance of Common Stock in $500,000
   private placement, net of issuance costs    -         6,667        300,956            -           307,623

Issuance of Common Stock in
   payment of trade debt                       -           450         44,550            -            45,000

Conversion of $850,000 of Series C
   Convertible Bonds into Preferred Stock   11,333         -          838,667            -           850,000

Conversion of $150,000 of Series D
   Convertible Bonds into Preferred Stock    2,000         -          148,000            -           150,000

Net loss                                       -           -              -       (1,437,471)     (1,437,471)
- -------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                 $21,892     $21,209    $12,130,370    $(9,186,865)    $ 2,986,606
=============================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

1.     Organization and Summary of Significant Accounting Policies

        Derma Sciences, Inc., and its subsidiary (the "Company") is a full line provider of advanced wound care, would closure-fasteners and skin care products. The Company markets its products principally through independent distributors servicing the long-term care, home health and acute care markets in the United States and select international markets.

        On September 9, 1998, the Company acquired Genetic Laboratories Wound Care, Inc. (“Genetic Labs”), in a business combination accounted for as a pooling of interests. In December, 1999, pursuant to an Agreement and Plan of Merger dated December 27, 1999, Genetic Labs was merged into Derma Sciences by means of a tax-free reorganization whereby the separate corporate existence of Genetic Labs ceased.

        Basis of Presentation

        Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

        Summary of Significant Accounting Policies

        Principles of Consolidation – The consolidated financial statements include the accounts of Derma Sciences, Inc. and its wholly owned subsidiary Sunshine Products, Inc. All significant intercompany accounts and transactions have been eliminated.

        Use of Estimates - In conformity with accounting principles generally accepted in the United States, the preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on knowledge of current events and actions which may be undertaken in the future, actual results may ultimately differ from these estimates.

        Cash and Cash Equivalents - The Company considers cash and cash equivalents as amounts on hand, on deposit in financial institutions and highly liquid investments purchased with an original maturity of three months or less.

        Net Loss per Share - Net loss per common share is calculated based upon the weighted average number of shares of common stock outstanding during each period. No exercise of stock options, stock purchase warrants or the conversion of preferred stock is included because the exercise of all these securities would be anti-dilutive.

         Inventories - Inventories consist primarily of raw materials, supplies and finished goods valued at the lower of cost or market. Cost is determined on the basis of the first-in, first-out method.

        Reverse Stock Split - In August, 1999, the Company effected a one-for-five reverse split of its Common and Preferred Shares. All share and per share amounts for all periods presented have been adjusted for the split.

        Property and Equipment - Property and equipment are stated at cost and are depreciated principally by the straight-line method over the estimated useful lives of the assets ranging from three to ten years.

        Goodwill and Other Intangible Assets - Goodwill and other intangible assets are stated on the basis of cost and are amortized over 12 to 17 years on a straight-line basis.

        The majority of goodwill and other intangible assets represents goodwill obtained in the acquisition of Sunshine Products, Inc. in 1998. The Company does not believe that the goodwill is impaired. However, an

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

impairment charge would be recognized if the Company expected that the present value of future earnings from Sunshine Products, Inc. did not exceed the unamortized goodwill.

        Cash Flow Information - Interest paid during 2000 and 1999 amounted to $70,419 and $61,099, respectively. Income taxes paid during 2000 and 1999 amounted to $1,355 and $37,534, respectively.

        Non cash transactions in 2000 include the conversion of $1,000,000 of aggregate principal amount of convertible bonds into Preferred Stock and issuance of 45,000 shares of Common Stock, valued at $1.00 per share, in settlement of trade debt.

        Stock Based Compensation - The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Option No. 25, “Accounting for Stock Issued to Employees”, and, accordingly recognizes no compensation expense for the stock option grants.

        Revenue Recognition - The Company operates in three segments, wound care, wound closure-fasteners and skin care. Sales are recorded when product is shipped and title passes to customers. Gross Sales are adjusted for cash discounts, Medicaid rebates and trade rebates to derive net sales. Freight costs to ship product to customers are recorded as a component of cost of sales.

        Advertising and Promotion Costs - Advertising and promotion costs are generally expensed in the year incurred.

2.     Acquisitions

        On September 9, 1998, the Company acquired Genetic Labs in a business combination accounted for as a pooling of interests. Genetic Labs became a wholly owned subsidiary of the Company through the exchange of 338,158 shares of the Company’s common stock for all the outstanding stock of Genetic Labs. In December, 1999, pursuant to an Agreement and Plan of Merger dated December 27, 1999, Genetic Labs was merged into Derma Sciences by means of a tax-free reorganization whereby the separate corporate existence of Genetic Labs ceased.

3.     Accounts Receivable

        Accounts Receivable comprise the following:

                                                                  December 31,
                                                              --------------------
                                                              2000            1999
                                                              ----            ----

Trade accounts receivable                                 $1,725,001      $1,978,384
Less: Allowance for doubtful accounts and trade rebates     (310,000)       (151,400)
                                                            ---------       ---------
     Net trade receivables                                 1,415,001       1,826,984
Other receivables                                            146,632         214,115
                                                            --------        --------

         Total receivables                                $1,561,633      $2,041,099
                                                          ==========      ==========

        Trade receivable write-offs were $275,845 and $111,400 in 2000 and 1999, respectively. The Allowance for trade rebates reflects estimated rebates embedded in outstanding trade receivables. Other receivables at December 31, 2000 consist of outstanding Medicaid rebate adjustments and cash surrender value on officer life insurance.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

4.     Officer’s Note Receivable

        At December 31, 1999, the Company had outstanding officer’s note receivable of $95,364. In 2000, the employment agreement of the obligee-officer was renegotiated. In return for a significant reduction in annual compensation and other consideration, the Company waived repayment of the note.

5.     Inventories

        Inventories comprise the following:

                                                  December 31,
                                              --------------------
                                              2000            1999
                                              ----            ----

 Finished goods                            $ 919,872      $1,108,244
 Packaging materials                         309,245         159,931
 Raw materials                               201,253          50,963
                                           ---------        --------
     Gross inventory                       1,430,370       1,319,138
 Reserve for obsolescence                   (148,000)        (30,000)
                                           ----------      ----------

         Net inventory                    $1,282,370      $1,289,138
                                          ==========      ==========

6.     Property and Equipment

        Property and equipment comprise the following:

                                                      December 31,
                                                  --------------------
                                                  2000            1999
                                                  ----            ----

 Machinery and equipment                        $320,836        $302,977
 Furniture and fixtures                          668,336         663,701
                                                 -------         -------
     Gross property and equipment                989,172         966,678
 Less: Accumulated depreciation                  785,143         584,136
                                                 -------         -------

         Net property and equipment              $204,029       $382,542
                                                 ========       ========

        Depreciation expense was $201,007 and $111,786 in 2000 and 1999, respectively. Depreciation expense for the year ended December 31, 2000 includes $86,957 for the write-down of impaired property and equipment.

7.     Goodwill and Other Intangibles

        Goodwill and other intangibles comprise the following:

                                                         December 31,
                                                     --------------------
                                                     2000            1999
                                                     ----            ----
 Goodwill                                        $1,497,364      $1,497,364
 Patents and trademarks                             451,417         451,417
                                                  ---------       ---------
     Gross goodwill and other intangibles         1,948,781       1,948,781
 Less:   Accumulated amortization                   556,286         400,535
                                                  ---------       ---------

     Net goodwill and other intangibles          $1,392,495      $1,548,246
                                                 ==========      ==========

        Amortization expense was $155,751 and $123,123 in 2000 and 1999, respectively.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

8.     Bank Line of Credit

        The Company has a $1,000,000 bank line of credit facility, with $640,000 and $650,000 outstanding at December 31, 2000 and 1999, respectively. The maturity date of the line is October 31, 2001. The line of credit agreement requires monthly interest payments at prime minus 1%, or 8.5% at December 31, 2000. Interest expense for the years 2000 and 1999 was $70,416 and $60,560, respectively. Cash deposited with the bank of $1,000,000 secures the line of credit.

        Unrestricted cash of $424,165 and $571,691 was available for working capital at December 31, 2000 and 1999, respectively.

9.     Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities comprise the following:

                                                                  December 31,
                                                               ------------------
                                                               2000          1999
                                                               ----          ----

 Sales commissions                                          $ 52,000      $ 85,925
 Accrued compensation                                         71,623       121,631
 Convertible bond interest                                   105,553        25,578
 Medicaid rebates                                             32,000        25,000
 Other                                                       160,051       235,830
                                                             -------        -------
     Total accrued liabilities                               421,227       493,964
 Deferred revenue                                             80,695           -
                                                             -------       -------

     Total accrued expenses and other current liabilities   $501,922      $493,964
                                                            ========      ========

        In connection with an agreement for the distribution of catheter fasteners with a third party, the Company received an advance payment of $250,000 against the first 83,333 units sold which it recorded as deferred revenue. The advance is being amortized to revenue at a rate of $3.00 per unit sold.

10.   Convertible Bonds

        Series A

        On November 19, 1997, the Company completed a private placement of its Series A Convertible Bonds (“Series A Bonds”) in which an aggregate of $1.8 million was raised. Terms of the Series A Bonds required that upon approval by the Company’s shareholders of at least 1,750,000 shares of a new class of preferred stock (which approval was obtained in January, 1998) the Series A Bonds automatically convert into units (“Series A Units”) at the rate of $4.00 per Series A Unit. Each Series A Unit consists of one share of Series A Preferred Stock convertible into one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $4.50.

        Series B

        On July 14, 1998, the Company completed a private placement of its Series B Convertible Bonds (“Series B Bonds”) in which an aggregate of $4.0 million was raised. Terms of the Series B Bonds required that upon approval by the Company’s shareholders of at least 666,680 additional shares of preferred stock (which approval was obtained in September, 1998) the Series B Bonds automatically convert into units (“Series B Units”) at the rate of $6.00 per Series B Unit. Each Series B Unit consists of one share of Series B Preferred Stock convertible into one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $6.75.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

        Series C

        On August 16, 1999, the Company completed a private placement of its Series C Convertible Bonds (“Series C Bonds”) in which an aggregate of $875,000 was raised. The Series C Bonds originally matured on August 15, 2000. However, in March of 2000 and in January of 2001, the bondholders extended the maturity of the Series C Bonds until January 7, 2001 and January 7, 2002, respectively. The Series C Bonds pay interest only, at New York prime, until maturity.

        Each Series C Unit consists of one share of Series C Preferred Stock convertible into one share of Common Stock and one warrant to purchase one share of Common Stock at $1.10 per share. In March 2000, bondholders owning $475,000 in aggregate principal amount of the Series C Bonds converted the principal of their Series C Bonds into Series C Units at the rate of $1.10 per Unit.

        In July 2000, bondholders owning $375,000 in aggregate principal amount of the Series C Bonds converted the principal of their Series C Bonds into “modified” Series E Units at the rate $0.75 per Unit. Each “modified” Series E Unit consists of one share of Series C Preferred Stock and one and one tenth (1.1) warrants to purchase one share of Common Stock at $0.85 per share. Investors who converted their bonds in March 2000 have had their conversions adjusted so as to receive conversion terms similar to those of the July 2000 conversion. See Shareholders’ Equity – Conversion Adjustment below.

        Series D

        In December 1999, the Company received $450,000 of a total of $600,000 in subscriptions for its Series D Convertible Bonds (“Series D Bonds”). Payments of $50,000 and $100,000 representing the balance of these subscriptions were received in January and February, 2000, respectively. The Series D Bonds originally matured on December 31, 2000. However, in March of 2000 and January of 2001, the bondholders extended the maturity of the Series D Bonds until January 7, 2001 and January 7, 2002, respectively. The Series D Bonds pay interest only, at New York prime, until maturity.

        Each Series D Unit consists of one share of Series D Preferred Stock convertible into one share of Common Stock and one warrant to purchase one share of common stock at $1.01 per share. In March 2000, bondholders owning $150,000 in aggregate principal amount of the Series D Bonds converted the principal of their Series D Bonds into Series D Units at the rate of $1.0125 per Unit. Investors who converted their bonds in March 2000 have had their conversions adjusted so as to receive conversion terms similar to those of the July 2000 conversion of Series C Bonds. See Shareholders’ Equity – Conversion Adjustment below.

11.   Shareholders’ Equity

        Increase in Authorized Common Stock

        On May 26, 1999 the Company, upon recommendation of its Board of Directors and approval of its shareholders, amended its articles of incorporation to increase authorized Common Stock from 15,000,000 to 30,000,000 shares. The par value of the Common Stock remains at $.01 per share.

        Reverse Stock Split

        On August 2, 1999 the Company, upon recommendation of its Board of Directors and approval of its shareholders, amended its articles of incorporation to implement a one-for-five reverse split of its Common Stock, Series A Preferred Stock and Series B Preferred Stock pursuant to which: (1) each five issued and outstanding shares of Common Stock were combined into one share of Common Stock; (2) each five issued and outstanding shares of Series A Preferred Stock were combined into one share of Series A Preferred Stock; and (3) each five issued and outstanding shares of Series B Preferred Stock were combined into one share of Series B Preferred Stock. Fractional shares resulting from the reverse split were rounded to the next higher number of whole shares. The Company’s outstanding stock purchase warrants and stock purchase options, and the exercise prices thereof, were

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

adjusted to reflect the reverse split. The number of authorized shares and the par value of the Common Stock, Series A Preferred Stock and the Series B Preferred Stock were not affected by the reverse split.

        Preferred Stock

        The Company’s shareholders, at a special meeting of shareholders held on January 7, 1998, authorized creation of 1,750,000 shares of preferred stock. The Company’s directors then designated 350,000 shares of preferred stock as Series A Convertible Preferred Stock (“Series A Preferred”). Upon authorization of the Series A Preferred, the $1,400,000 of outstanding Series A Convertible Bonds were automatically converted into 350,000 Series A Units, described above under Convertible Bonds - Series A, effective as of December 31, 1997. The Series A Preferred bears no dividend, maintains a liquidation preference of $4.00 per share, votes as a class on matters affecting the Series A Preferred and maintains voting rights identical to the Common Stock on all other matters.

        The Company’s shareholders, at a special meeting of shareholders held on September 9, 1998, authorized creation of an additional 10,000,000 shares of preferred stock. The Company’s directors then designated 666,680 shares of the 10,000,000 shares of newly authorized preferred stock as Series B Convertible Preferred Stock (“Series B Preferred”). Upon authorization of the Series B Preferred, the $4,000,000 of outstanding Series B Convertible Bonds were automatically converted into 666,880 Series B Units described above under Convertible Bonds - Series B. The Series B Preferred bears no dividend, maintains a liquidation preference of $6.00 per share, votes as a class on matters affecting the Series B Preferred and maintains voting rights identical to the Common Stock on all other matters.

        The Company’s directors, on February 10, 2000, designated 795,457 shares of the Company’s non-designated preferred stock as Series C Convertible Preferred Stock (“Series C Preferred”). The directors, on July 17, 2000, designated an additional 437,878 shares of non-designated preferred stock as Series C Preferred. The Series C Preferred is a component of the Company’s Series C Units described above under Convertible Bonds – Series C. The Series C Preferred bears no dividend, maintains a liquidation preference of $1.10 per share, votes as a class on matters affecting the Series C Preferred and maintains voting rights identical to the Common Stock on all other matters.

        The Company’s directors, on February 10, 2000, designated 592,597 shares of the Company’s non-designated preferred stock as Series D Convertible Preferred Stock (“Series D Preferred”). The Series D Preferred is a component of the Company’s Series D Units described above under Convertible Bonds – Series D. The Series D Preferred bears no dividend, maintains a liquidation preference of $1.0125 per share, votes as a class on matters affecting the Series D Preferred and maintains voting rights identical to the Common Stock on all other matters.

        During 1999, 75,000 shares of Series A Preferred were converted into 75,000 shares of Common Stock. During 2000, 83,334 shares of Series B Preferred were converted into 83,334 shares of Common Stock.

        Series E Financing

        On August 11, 2000, the Company completed a private placement of its Series E Units in which an aggregate of $500,000 was raised. The Series E Units each consist of one share of Common Stock and one and one tenth (1.1) Series E Warrants to purchase one share of Common Sock at $0.85 per share (“Series E Warrants”). The warrants will expire on July 18, 2005. The Company has agreed to file a registration statement with the Securities and Exchange Commission relative to the Common Stock component of the Units and the Common Stock issuable upon exercise of the Series E Warrants. An additional 733,336 Series E Warrants were issued in connection with the Series E Common Stock private placement.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

        Stock Purchase Warrants

        At December 31, 2000, the Company had 3,326,683 warrants outstanding to purchase the Company's common stock as outlined below:

     Series     Number of Warrants     Exercise Price     Expiration Date
     ------     ------------------     --------------     ---------------

     A               450,002               $4.50          November 15, 2001
     B               666,672               $6.75          June 15, 2002
     E             2,200,009               $0.85          July 18, 2005
     Other            10,000              $15.63          August 2, 2001

12.   Income Taxes

        Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                         December 31,
                                                     ---------------------
                                                     2000             1999
                                                     ----             ----
Deferred tax liabilities:
  Prepaid insurance                             $  (16,086)     $     (4,177)
  Contributions                                        -                (812)
  Patent amortization                              (53,129)          (69,176)
                                                  ---------        ----------
     Total deferred liabilities                    (69,215)          (74,165)
                                                  ---------        ----------
Deferred tax assets:
  Net operating loss carryforwards               2,872,881         2,353,095
  Depreciation                                     105,860            84,350
  Amortization of intangibles                      109,230           150,142
  Foreign tax, research and development credits        -              24,559
  Accrued expenses                                 261,596           189,357
  Allowance for bad debt                            71,038            61,458
  Other                                                -               2,263
                                                 ---------         ---------
                                                 3,420,605         2,865,584
  Valuation allowance                           (3,351,390)       (2,791,419)
                                                -----------       -----------
     Total deferred tax assets                      69,215            74,165
                                                  --------        ----------
Net deferred tax assets                         $      -        $        -
                                                 ---------       -----------

        The majority of the current year valuation allowance relates to net operating loss carryforwards for which realization is not assured.

        The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense (benefit) is:

                                                       December 31,
                                                   --------------------
                                                   2000            1999
                                                   ----            ----

 Tax benefit at U.S. statutory rates           $(488,740)      $(818,144)
 State income taxes, net of Federal benefit     (116,363)        (16,539)
 Increase in valuation allowance                 559,971         809,615
 Nondeductible expenses                           45,132          25,068
                                                  ------          ------
 Provision for Income Taxes                    $     -         $     -
                                                ========        ========

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

        At December 31, 2000, the Company has net operating loss carryforwards of approximately $7,100,000 for federal income tax purposes that begin to expire in years 2012 through 2020. For state income tax purposes, the Company has net operating loss carryforwards of $7,100,000 that expire in years 2004 through 2010. During 1998 the Company had a change in control as defined by the Internal Revenue Code Section 382. Consequently, certain limitations may apply to the timing and amount of the utilization of such net operating loss carryforwards.

13.   Operating Segments

        The Company consists of three operating segments, wound care, wound closure-fasteners and skin care. Products in the wound care segment consist of dressings, ointments and sprays designed to treat chronic wounds. Wound closure-fasteners products include wound closure strips, nasal tube fasteners, a variety of catheter fasteners and net dressings. The skin care segment consists of antibacterial skin cleansers, hair and body soaps, lotions and moisturizers designed to enable customers to implement and maintain successful skin care / hygiene programs.

        Products in all three operating segments are marketed to long-term care facilities, hospitals, physicians, clinics, home health care agencies and other healthcare institutions. The manufacture of wound care and wound closure-fastener products is primarily outsourced. Skin care products are manufactured in-house. Internally, the segments are managed at the gross profit level. The aggregation or allocation of other costs by segment is not practical.

        Segment sales and gross profit for 2000 and 1999 are as follows:

                                   Year Ended December 31, 2000
                                   ----------------------------

                             Wound Closure-                                  Total
                Wound Care     Fasteners     Skin Care     Other Costs      Company
                ----------    -----------    ----------    -----------    ----------

Sales           $2,593,160    $2,989,137     $3,983,837           --      $9,566,134
Gross profit     1,740,980     1,643,936      1,258,900           --       4,643,816
Other costs            --            --             --     $(6,081,287)   (6,081,287)
                                                                           ---------
Net loss                                                                 $(1,437,471)
                                                                         ============

                                   Year Ended December 31, 1999
                                   ----------------------------

                             Wound Closure-                                  Total
                Wound Care     Fasteners     Skin Care     Other Costs      Company
                ----------    -----------    ----------    -----------    ----------

Sales           $3,478,031    $3,186,902     $3,716,746           --     $10,381,679
Gross profit     2,523,088     1,893,819      1,511,988           --       5,928,895
Other costs            --            --             --     $(8,335,201)   (8,335,201)
                                                                          -----------
Net loss                                                                 $(2,406,306)
                                                                         ============

        With the exception of goodwill associated with the acquisition of Sunshine Products, Inc. (attributable to the skin care operations segment), the Company’s property, equipment and intangible assets support each of the Company’s operating segments in approximately equal measure. Accordingly, the Company does not classify its assets by operating segments.

        International sales were $524,000 in 2000 and $627,000 in 1999. Wound closure-fastener sales represent the majority of international sales.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

14.   Operating Leases

        The Company has operating lease agreements for its facilities and equipment expiring in various years through 2004. Expense under these agreements amounted to $356,182 and $355,247 in 2000 and 1999, respectively. Minimum future rental payments under non-cancelable operating leases as of December 31, 2000 are:

               Year Ending
               December 31,
               ------------

               2001                          $291,710
               2002                           143,805
               2003                             9,525
               2004                             4,138
                                              -------

     Total minimum future rental payments    $449,178
                                              =======

15.   Stock Options

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its stock options. As discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, compensation expense is recognized if the exercise price of the Company's stock options is less than the market price of the underlying stock on the date of grant.

        The Company has a stock option plan under which options to purchase a maximum of 300,000 shares of common stock may be issued. The plan permits the granting of both incentive stock options and nonqualified stock options to employees and directors of the Company, excluding members of the Compensation Committee, and certain outside consultants and advisors to the Company. The option exercise price may not be less than 100% (110% for owners of more than 10% of common stock of the Company on the date of grant) of the fair market value of the stock on the date of the grant of the option. The duration of each option may not exceed 10 years from the date of grant (five years for owners of more than 10% of the common stock of the Company). No options granted under the plan have been exercised.

        The Company may, from time to time, grant nonqualified stock options to officers, directors, agents and employees outside of the stock option plan ("non-plan options"). Non-plan options to purchase 232,800 and 36,000 shares of common stock were granted to officers and directors in 2000 and 1999, respectively, with exercise prices ranging from $0.75 to $6.00 per share. Options to purchase 3,780 shares of common stock were exercised during 1999.

        Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999: risk-free interest rate of 6.25%; dividend yield of 0%; a volatility factor of the expected market price of the Company's common stock of 1.371 and 0.830 respectively; and a weighted average life of the option of 4 years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's stock options have characteristics significantly different from those of traded options.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

        Further, changes in the subjective input assumptions related to the options can materially affect the fair value estimate. Therefore, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

        For purposes of pro forma disclosures, the estimated fair value of traded options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                            2000               1999
                                          --------           --------

   Pro forma net loss                 $(1,704,884)        $(2,603,372)
   Pro forma loss per common share
                                           $(0.98)             $(1.99)

        A summary of the Company's stock option activity and related information for the years ended December 31, follows:

                                               2000                    1999
                                    ------------------------   ------------------------

                                                Weighted                    Weighted
                                                 Average                     Average
                                    Options   Exercise Price   Options   Exercise Price
                                    -------   --------------   -------   --------------

Outstanding - beginning of year     385,886       $7.00        419,766       $6.60
   Granted                          232,800       $1.59         43,000       $5.41
   Exercised                            -            -          (3,780)      $3.12
   Forfeited                        (85,251)     $10.12        (73,100)      $4.07
                                    --------                   --------
Outstanding - end of year           533,435       $4.14        385,886       $7.00
                                    ======                     ======

Exercisable at end of year          478,435                    360,866
                                    -------                    -------

        Exercise prices for options outstanding under the stock option plan, non-statutory option agreements and employment agreements at December 31, 2000 ranged from $0.75 to $12.50.

16.   Related Party Transactions

        On March 15, 1999 the Company renewed its consulting agreement with a director and shareholder through March 15, 2003. The agreement retains the individual as a special consultant in return for an annual fee of $50,000 plus health insurance and expenses. In 2000 and 1999, total fees paid were $56,306 and $64,291, respectively.

        In 1997, the Company entered into a consulting arrangement with a firm with which the Company’s former Chief Financial Officer and current director is affiliated to provide financial and accounting services. Total expenses for these services amounted to $47,390 and $18,035 in 2000 and 1999, respectively.

        One of the Company’s directors is a general partner in the firm owning the $475,000 of outstanding convertible bonds at year end. This firm also holds a significant equity ownership in the Company.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements (Unaudited)

17.   Restructuring Costs

        During 2000 and 1999, the company incurred restructuring costs as part of an ongoing plan to align its operating costs with revenues and gross profits. The composition of these costs included in operating expenses consisted of:

                                           2000             1999
                                           ----             ----

   Involuntary termination benefits      $144,000         $215,000
   Other costs                            106,000           35,000
                                          -------          -------

                  Total Costs            $250,000         $250,000
                                          =======          =======

        Involuntary termination benefits relate to severance and medical benefits paid to terminated employees. Other costs relate principally to non-cancelable lease payments and outplacement.

18.   Proposed Accounting Standard

        The Financial Accounting Standards Board has issued an Exposure Draft, “Business Combinations and Intangible Assets - Accounting for Goodwill.” If the Exposure Draft is adopted, the Company would no longer amortize existing or new goodwill obtained from a business combination and would periodically evaluate goodwill for impairment.

19.   Subsequent Events

        As of January 5, 2001, bondholders owning an aggregate of $475,000 of the Company’s Series C and Series D Convertible Bonds, constituting all of the Company’s convertible bonds, extended the maturity date of their bonds from January 7, 2001 to January 7, 2002. In consideration for this maturity postponement, the Company has agreed to accord the bondholders the following consideration: (1) 57,000 shares of the Company’s Common Stock with registration rights, (2) reduction in the “per unit” conversion rate of the Series C and Series D Convertible Bonds remaining outstanding from $0.75 to $0.50, (3) increase in the ratio of preferred stock to warrants comprising the units from one share of preferred stock and one warrant to one share of preferred stock and one and one tenth warrants, and (4) reduction of the exercise price of the warrants from $0.85 per share to $0.57 per share.

        Beverly Enterprises, Inc., a large nursing home chain, has declined to exercise its option to renew its exclusive sales contract for the purchase of the Company’s skin care line of products. The term of the contract runs from June 1, 1999 through May 31, 2001. Sales attributable to the Beverly contract were approximately $1,250,000 in 2000 and represented approximately 13% of the Company’s year 2000 sales. Due to aggressive pricing and non-recurring start up costs, net profits derived from the Beverly Contract have been minimal. While non-renewal of the contract will adversely impact sales, no near term adverse impact on profitability is expected.

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